EXHIBIT 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fifth Meeting of the Seventh Session of the Board

of Directors of China Life Insurance Company Limited

The fifth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on December 16, 2021 in Beijing. The directors were notified of the Meeting by way of a written notice dated December 2, 2021. Out of the Company’s ten directors, eight directors attended the Meeting. Su Hengxuan and Li Mingguang, executive directors of the Company, and Yuan Changqing and Wang Junhui, non-executive directors of the Company, attended the Meeting in person. Tang Xin, Leung-Oi-Sie Elsie, Lam Chi Kuen and Zhai Haitao, independent directors of the Company, attended the Meeting by way of video conference. Wang Bin, chairman and executive director of the Company, was on leave for other business and authorized in writing, Su Hengxuan, executive director of the Company, to act on his behalf, cast the votes for him and preside over the Meeting. Huang Xiumei, executive director of the Company, was on leave for other business and authorized in writing, Leung-Oi-Sie Elsie, independent director of the Company, to act on her behalf and cast the votes for her. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Su Hengxuan, executive director of the Company. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding Allocation Plan for the Company’s Strategic Assets (Year 2022 - 2024)

Voting result: 10 for, 0 against, with no abstention

2.	The Proposal regarding the Asset Allocation Plan of the Company (Year 2022)

Voting result: 10 for, 0 against, with no abstention

3.	The Proposal regarding the Administration Guidelines for Investment Entrusted by the Company to China Life Investment Management Company Limited (Year 2022)

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

4.	The Proposal regarding the Authorization for Market-oriented Entrusted Investment for RMB Assets of the Company (Year 2022)

Voting result: 10 for, 0 against, with no abstention

5.	The Proposal regarding the Company’s Overseas Investment Plan and Investment Authorization (Year 2022)

Voting result: 10 for, 0 against, with no abstention

6.	The Proposal regarding the Authorization for the Company’s Investment in Non-self-use Real Properties (Year 2022)

Voting result: 10 for, 0 against, with no abstention

7.	The Proposal regarding the Authorization for the Company’s Investment in Equity Investment Funds (Year 2022)

Voting result: 10 for, 0 against, with no abstention

8.	The Proposal regarding the Authorization for the Company’s Non-listed Equity Investment (Year 2022)

Voting result: 10 for, 0 against, with no abstention

9.	The Proposal regarding the Authorization for the Company’s Investment in Financial Products (Year 2022)

Voting result: 10 for, 0 against, with no abstention

10.	The Proposal regarding the Authorization for Matters relating to Special Reserve for the Company’s Universal Insurance Business

Voting result: 10 for, 0 against, with no abstention

11.	The Proposal regarding the Authorization for Matters relating to Management of Reserve for the Company’s Non-Life Insurance Business

Voting result: 10 for, 0 against, with no abstention

12.	The Proposal regarding the Formulation of Interim Measures for the Administration of Undertakings of Major Shareholders of the Company

Voting result: 10 for, 0 against, with no abstention

13.	The Proposal regarding the Renewal of the Entrusted Investment Management Agreement with Insurance Funds with China Life Franklin Asset Management Co., Limited

This transaction constitutes a related party transaction under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Wang Bin, Su Hengxuan, Huang Xiumei, Yuan Changqing and Wang Junhui abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Commission File Number 001-31914

Voting result: 5 for, 0 against, with no abstention

14.	The Proposal regarding the Renewal of the Related Party Framework Agreement for Bonds Distribution with China Life Asset Management Company Limited

This transaction constitutes a related party transaction under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Wang Bin, Su Hengxuan, Huang Xiumei, Yuan Changqing and Wang Junhui abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

15.	The Proposal regarding the Renewal of the Framework Agreement on Connected Transaction with Sino-Ocean Group Holding Limited

Affiliated director Huang Xiumei abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 9 for, 0 against, with no abstention

16.	The Proposal on the Company’s Investment in China Life Smart Medical Fund Project

Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing and Wang Junhui abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 6 for, 0 against, with no abstention

17.	The Proposal on the Company’s Investment in China Life – Chengxin No.1 Asset-backed Plan

This transaction constitutes a connected transaction under the listing rules of the Hong Kong Stock Exchange and a related party transaction under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Wang Bin, Su Hengxuan, Huang Xiumei, Yuan Changqing and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. For details, please refer to a separate announcement filed on the same date of this announcement on the website of Hong Kong Stock Exchange.

Voting result: 5 for, 0 against, with no abstention

18.	The Proposal on the Company’s Investment in China Life Investment – Xinyuan No.1 Equity Investment Plan

Commission File Number 001-31914

Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing and Wang Junhui abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 6 for, 0 against, with no abstention

19.	The Proposal on the Company’s Investment in China Life Investment – Xindian No.1 Equity Investment Plan

Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing and Wang Junhui abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 6 for, 0 against, with no abstention

20.	The Proposal regarding Renewal of the Daily Connected Transaction Framework Agreement with China Life Pension Company Limited

This transaction constitutes a related party transaction under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Wang Bin, Su Hengxuan, Li Mingguang, Yuan Changqing and Wang Junhui abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

21.	The Proposal regarding Renewal of the Policy Management Agreement between the Company and China Life Insurance (Group) Company

Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing and Wang Junhui abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 6 for, 0 against, with no abstention

22.	The Proposal regarding the Company’s Fraud Risk Management Work Report for 2021

Voting result: 10 for, 0 against, with no abstention

23.	The Proposal regarding Amendment of Measures for the Overall Risk Management and Other Relevant Rules of the Company

Voting result: 10 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

December 16, 2021